**Telegraph_Founders_Video.mp3** (5m 58s) **3 speakers** (Matt, Eric, Speaker
3)

*[0:00:00]* **Matt**: HI, I'm Matt Gorscki, co-founder and COO.

*[0:00:01]* **Eric**: Eric Fulton, also co-founder and CEO. Internet sucks.

*[0:00:02]* **Matt**: Yeah, really bad. It's expensive, it's slow. It's disappointing.

*[0:00:03]* **Eric**: I've never hopped on a WiFi or plugged in the internet anywhere in the world and thought, "This is awesome." For the most part it's just, what level of disappointment I have.

*[0:00:06]* **Matt**: We could do better, and we did do better.

*[0:00:07]* **Eric**: First it was just a function of how do you start an internet company post 1990s. It started off with wireless internet, mainly because we were poor. We figured out with almost no money if we bought internet at our point of presence in Helena, that's where big national fiber lines that go across the nation pop out so that you can talk to them and distribute them in your local times. We bough access to some bandwidth on one of those and figured out that we could via radios, distribute internet that was still faster than what cable was doing.

*[0:00:14]* **Matt**: I mean there was still no new wireless ISBs and all of their networks had been built in the late 90s, early 2000s. They were still designing around hardware that was really expensive, so they were trying to make it go as far as possible. You'd have cell sizes that were 15, 20, 25 miles out and there just isn't enough bandwidth available, but if you use the same radios and you do it small, a mile out, you can push 40, 50, or 60 megs with off the shelf cheap hardware. That's what we did in downtown Helena over the course of about a year and half. But the goal has always been fiber since I was a kid, since I was in high school. This is what the internet can be and everybody is building things that are terribly ... They're just not done well and they're not thinking about what it is that they're building. They're just doing this as it has always been done.

*[0:00:26]* **Eric**: So we're doing it different.

*[0:00:27]* **Matt**: Yeah. We went and figured out what exactly it is that we were trying to build and then what was the cheapest way possible to make that happen, the most efficient way possible. We did all the work ourselves. We designed the network, we did all the mapping, we did all of the digging. You name it, we did it.

*[0:00:31]* **Eric**: The first time, we killed it. Most of the telecoms shut down entire streets, they use backhoes with a minimum of 7" buckets and they're buffeting out just a little bit at a time. They're cutting the asphalt, they're moving massive amounts of dirt, and they're expending a lot of human energy to put this cable in the ground. The first time we avoided a lot of that. We used a wheel saw which allowed us to have a 3" trench attached to a skid steer that was able to move along much faster. We didn't have to shut down as many roads, we didn't have to move as much dirt, which was great.

*[0:00:39]* **Matt**: We really looked at what is it, if you can start from scratch now, what would you do differently?

*[0:00:41]* **Eric**: I think we already have exceeded by far, any other telecom instillation in North America. We're not doing it like cable where you have up to a gig that's shared with 500 of your best friends. We're not capping it at 200 gigabits that we're not really enforcing right now. We are 1 to 1 giving you internet that is yours to use however you want.

*[0:00:46]* **Matt**: All the equipment that we're using is nothing special. It's all off the shelf, it's standard optics, standard fiber. The modems are the normal thing, it's just how we're putting it together and stripping away all the things that don't matter. The fundraiser is going to allow us to hire construction crews and home instillation crews. It will allow us to buy bulk conduit and fiber, getting the price down even more. Basically this is growth right now. We've proved that it can be done and now in order to do it consistently we just need help.

*[0:00:53]* **Eric**: Listen. If you are tired of seeing buffering every night, if you are tired of taking forever to download the newest video game, if you are tired of the tyranny of cable companies keeping you down and stopping your bits, of putting caps on your internet, of monitoring what you are doing, invest in us.

*[0:00:57]* **Matt**: What are we doing exactly here?

*[0:00:58]* **Speaker 3**: You are talking to the camera.

*[0:00:59]* **Matt**: All right.

*[0:01:00]* **Eric**: Internet. The arsonist has oddly shaped feet. Hi, I'm Eric Fulton. CEO of Treasure State

*[0:01:01]* **Eric**: Internet and Telegraph. We are killing it in Montana. *[0:01:02]*